Exhibit 99.2

Financial Results Overview for Three Months Ended December 31, 2007

Revenues

For the three months ended December 31, 2007, total revenues amounted to $42.97 million, an increase by $18.87 million, compared to $24.10 million for the same period of the prior year, representing a 78.32% increase.

Of the total revenues of $42.97 million, the integrated contract revenue accounted for $38.84 million, an increase by $16.14 million, compared to $22.69 million for the same period of the prior year, representing a 71.14% increase. The increase was primarily due to a greater number of integrated contracts being performed during the three months ended December 31, 2007. There were 1,249 contracts being performed during that period compared to 906 for the same period of the prior year, a 37.86% increase. Such increase was mainly contributed by industrial automation and control projects of $7.8 million, and system integration projects for subway of $7.3 million.

Of the $42.97 million of total revenues, $4.13 million related to product revenue, an increase of $2.73 million over the $1.40 million in product revenue for the same period of the prior year, a 194.27% increase. Such increase reflects an increasing demand for the Company’s equipment and parts for customers’ maintenance and replacement purposes during the period.

Cost of revenues

For the three months ended December 31, 2007, the total cost of revenues amounted to $31.84 million, an increase by $15.70 million compared to $16.14 million for the same period of the prior year, representing a 97.24% increase. The increase was due to the facts that cost of product sold increased $1.75 million, and cost of integrated contracts increased by $13.95 million period over period.

The total cost of integrated contracts was $29.05 million for the three months ended December 31, 2007, compared to $15.11 million for the same period of the prior year, representing an increase of $13.95 million, or a 92.32% increase. The breakdown of such increase was as follow: a decrease of $0.43 million in other manufacturing expense, an increase of $14.67 million in cost of equipment and materials, and a decrease of $0.29 million in labor cost.

As a percentage of integrated contract revenue, labor cost accounted for 2.46%, which decreased from 5.48% for the same period of the prior year, cost of equipment and materials accounted for 62.37% compared to 42.11% for the same period of the prior year, due to higher cost of equipment imported for the system integration projects for subway and a general increase in raw materials price level, and other manufacturing expenses accounted for 9.97% compared to 18.99% for the same period of the prior year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either self-made or purchased from vendors) to customers for maintenance and replacement purposes. The components of self-made products and outsourced products under the cost of product sold have varied significantly in different periods. As self-made products generally contribute higher margin than purchased products, a greater portion of self-made products will result in higher margin and lower cost of products sold. Cost of products sold for the three months ended December 31, 2007 was $2.79 million, an increase of $1.75 million, or 169.10%, compared to $1.04 million for the same period of the prior year.

Gross margin

For the three months ended December 31, 2007, as a percentage to total revenues, the overall gross margin was 25.9%, compared to 33.01% for the same period in the prior year, primarily because of the drop in gross margin for integrated contracts.

The gross margin for integrated contracts was 25.19% for the three months ended December 31, 2007 compared to 33.43% for the same period of the prior year. The decrease in gross margin was mainly due to different sales mix, as a higher proportion of system integration projects on subway systems which generated a lower margin of around 10%, which is much lower than the average margin level of about 30%, and also with the general increase in raw materials costs.

Selling expenses

For the three months ended December 31, 2007, selling expenses were $3.12 million, an increase of 53.90%, or $1.09 million, compared to $2.03 million for the same period of the prior year. As a percentage to total revenues, selling expenses was 7.27% and 8.42% for the three months ended December 31, 2007 and 2006, respectively.

General and administrative expenses

General and administrative expenses amounted to $7.92 million for the three months ended December 31, 2007, an increase of $5.32 million compared to $2.60 million for the same period of the prior year, representing an increase of 204.87%. The increase in general and administrative expenses was mainly due to a stock compensation expense of $4.25 million, an increase in staff salaries and bonuses of $0.76 million, and an increase in corporate overheads of $0.29 million. As a percentage to total revenues, general and administrative expenses were 18.43% and 10.78% for the three months ended December 31, 2007 and 2006, respectively. Excluding the stock compensation expenses, general and administrative expenses as a percentage to total revenues would be 8.54% for the three months ended December 31, 2007.

Pursuant to the stock purchase agreement under the redomestication merger, the Company will issue 2 million shares to the HollySys stockholders if the Company can achieve or exceed an after-tax profit of $23 million for the 12 months ended December 31, 2007. After-tax profit shall be computed using the US GAAP and refers to the comprehensive income; provided that the computation shall exclude (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that has a dilutive effect on the holders of common stock of the Company, and (ii) any expenses related to the issue of the aforesaid shares. Management anticipates that the Company will achieve such earn-out target for the abovementioned period. In accordance with SFAS 123R, the Company has accounted for the fair value of the aforesaid shares to be issued proportional to the three months ended December 31, 2007 as stock compensation expenses and $4.25 million was booked.

Research and development expenses

Research and development expenses were presented at a net basis on the statement of income as $0.51 million for the three months ended December 31, 2007 compared to $(0.16) million in the same period of the prior year. The fact was that gross research and development expenses amounted to $1.05 million and $2.41 million for the three months ended December 31, 2007 and 2006, respectively. The gross research and development expenses were offset against subsidy income of $0.54 million and $2.57 million for the three months ended December 31, 2007 and 2006, respectively. As a percentage to total revenues, gross research and development expenses was 2.44% and 10.02% for the three months ended December 31, 2007 and 2006, respectively.

Income (loss) from operations

Income from operations decreased by $3.91 million, or 113.09%, from $3.45 million for the three months ended December 31, 2006 to a loss of $(0.45) million for the three months ended December 31, 2007, mainly due to the stock compensation expenses recognized. Excluding the $4.25 million stock compensation expenses, as a percentage to total revenues, the operating income for the three months ended December 31, 2007 was 8.84% compared to 14.34% for the same period in the prior year. The drop in income from operations as a percentage of total revenues was mainly due to the decrease in gross margin level.

Interest expenses, net

For the three months ended December 31, 2007, net interest expenses decreased by $0.32 million, or 48.58%, from $0.66 million for the same period of the prior year to $0.34 million. As a percentage to total revenues, the net interest expense for the three months ended December 31, 2007 was 0.79% compared to 2.73% for the same period of the prior year.

Subsidy income

Gross subsidy income received from the government for the three months ended December 31, 2007 amounted to $2.84 million, decreased by $2.63 million as compared to $5.47 million for the three months ended December 31, 2006. Proceeds from subsidies used to offset gross research and development expenses amounted to $0.54 million and $2.57 million for the three months ended December 31, 2007 and 2006, respectively. The net amount of subsidy income were $2.31 million and $2.90 million for the three months ended December 31, 2007 and 2006, respectively, which was presented on the statement of income.

Income taxes expenses

For the three months ended December 31, 2007, the Company’s income tax expense was $0.25 million, a decrease by $0.42 million as compared to $0.67 million for the same period of the prior year. The effective tax rate for the three months ended December 31, 2007 was 16.6%, as compared to 11.28% for the same period of the prior year. By excluding the stock compensation expenses of $4.25 million, the effective tax rate for the three months ended December 31, 2007 would be 4.38%, the lower effective tax rate was attributed to a special PRC tax benefit on research and development expenditures of $0.63 million.

Net income and Earnings per share

For the three months ended December 31, 2007, the Company’s net income amounted to $0.96 million or $0.03 per diluted share, a decrease by $3.4 million or $0.16 per diluted share as compared to $4.35 million or $0.19 per diluted share for the same period of the prior year. Such decrease was primarily due to the stock compensation expenses of $4.25 million.

Financial Results Overview for Six Months Ended December 31, 2007

Revenues

For the six months ended December 31, 2007, total revenues amounted to $72.35 million, an increase by $23.84 million, compared to $48.51 million for the same period of the prior year, representing a 49.14% increase.

Of the total revenues of $72.35 million, the integrated contract revenue accounted for $66.81 million, an increase by $20.5million, compared to $46.31 million for the same period of the prior year, representing a 44.25% increase. The increase was primarily due to a greater number of integrated contracts being performed during the six months ended December 31, 2007. There were 1,464 contracts being performed during that period compared to 1,219 for the same period of the prior year, a 20.10% increase. Such increase was mainly contributed by industrial automation and control projects of $10.6 million, and system integration projects for subway of $9.5 million.

Of the $72.35 million of total revenues, $5.54 million related to product revenue, an increase of $3.34 million over the $2.20 million in product revenue for the same period of the prior year, a 152.39% increase. Such increase reflects an increasing demand for the Company’s equipment and parts for customers’ maintenance and replacement purposes during the period.

Cost of revenues

For the six months ended December 31, 2007, the total cost of revenues amounted to $51.31 million, an increase by $20.62 million compared to $30.69 million for the same period of the prior year, representing a 67.20% increase. The increase was due to the facts that cost of product sold increased $1.98 million, and cost of integrated contracts increased by $18.64 million period over period.

The total cost of integrated contracts was $48.06 million for the six months ended December 31, 2007, compared to $29.42 million for the same period of the prior year, representing an increase of $18.64 million, or a 63.37% increase. The breakdown of such increase was as follow: an increase of $1.22 million in other manufacturing expense, an increase of $17.45 million in cost of equipment and materials, and a slight decrease of $0.03 million in labor cost.

As a percentage of integrated contract revenue, labor cost accounted for 3.54%, which decreased from 5.16% for the same period of the prior year, cost of equipment and materials accounted for 56.05% compared to 43.18% for the same period of the prior year, due to higher cost of equipment imported for system integration projects for subway and a general increase in raw materials price level, and other manufacturing expenses accounted for 12.35% compared to 15.18% for the same period of the prior year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either self-made or purchased from vendors) to customers for maintenance and replacement purposes. The components of self-made products and outsourced products under the cost of product sold have varied significantly in different periods. As self-made products generally contribute higher margin than purchased products, a greater portion of self-made products will result in higher margin and lower cost of products sold. Cost of products sold for the six months ended December 31, 2007 was $3.25 million, an increase of $1.98 million, or 155.83%, compared to $1.27 million for the same period of the prior year.

Gross margin

For the six months ended December 31, 2007, as a percentage to total revenues, the overall gross margin was 29.07%, compared to 36.73% for the same period in the prior year, primarily because of the drop in gross margin for integrated contracts.

The gross margin for integrated contracts was 28.06% for the six months ended December 31, 2007 compared to 36.48% for the same period of the prior year. The decrease in gross margin was mainly due to different sales mix, as a higher proportion of system integration projects on subway systems which generated a lower margin of around 10%, which is much lower than the average margin level of about 30%, and also with the general increase in raw materials costs.

Selling expenses

For the six months ended December 31, 2007, selling expenses were $5.38 million, an increase of 32.13%, or $1.31 million, compared to $4.07 million for the same period of the prior year. As a percentage to total revenues, selling expenses was 7.44% and 8.40% for the six months ended December 31, 2007 and 2006, respectively.

General and administrative expenses

General and administrative expenses amounted to $22.06 million for the six months ended December 31, 2007, an increase of $18.34 million compared to $3.72 million for the same period of the prior year, representing an increase of 492.77%. The increase in general and administrative expenses was mainly due to a stock compensation expense of $17.0 million, an increase in staff salaries and bonuses of $0.9 million, and an increase in corporate overheads of $0.3 million. As a percentage to total revenues, general and administrative expenses were 30.49% and 7.67% for the six months ended December 31, 2007 and 2006, respectively. Excluding the stock compensation expenses, general and administrative expenses as a percentage to total revenues would be 6.99% for the six months ended December 31, 2007.

Pursuant to the stock purchase agreement under the redomestication merger, the Company will issue 2 million shares to the HollySys stockholders if the Company can achieve or exceed an after-tax profit of $23 million for the 12 months ended December 31, 2007. After-tax profit shall be computed using the US GAAP and refers to the comprehensive income; provided that the computation shall exclude (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that has a dilutive effect on the holders of common stock of the Company, and (ii) any expenses related to the issue of the aforesaid shares. Management anticipates that the Company will achieve such earn-out target for the abovementioned period. In accordance with SFAS 123R, the Company has accounted for the fair value of the aforesaid shares to be issued for the period ended December 31, 2007 as stock compensation expenses and $17.0 million was booked.

Research and development expenses

For the six months ended December 31, 2007, the net research and development expenses were $0.70 million, compared to nil in the same period of the prior year. The fact was that gross research and development expenses amounted to $1.68 million and $2.94 million for the six months ended December 31, 2007 and 2006, respectively. The gross research and development expenses were offset against subsidy income of $0.98 million and $2.94 million for the six months ended December 31, 2007 and 2006, respectively. As a percentage to total revenues, gross research and development expenses was 2.32% and 6.07% for the six months ended December 31, 2007 and 2006, respectively.

Income (loss) from operations

For the six months ended December 31, 2007, income from operations decreased by $17.14 million, or 171.53%, from $9.99 million for the six months ended December 31, 2006 to a loss of $(7.15) million, mainly due to the stock compensation expenses recognized. Excluding the $17.0 million stock compensation expenses, as a percentage to total revenues, the operating income for the six months ended December 31, 2007 was 13.62% compared to 20.60% for the same period in the prior year. The drop in income from operations as a percentage of total revenues was mainly due to the decrease in gross margin.

Interest expenses, net

For the six months ended December 31, 2007, net interest expenses increased by $2.77 million, or 289.06%, from $0.96 million for the same period of the prior year to $3.73 million. Such increase was due to $2.42 million being the amortization of discount on notes payable and $0.82 million being the interest on notes payable, as compared to $0.31 million incurred for the same period of the prior year. As a percentage to total revenues, the net interest expense for the six months ended December 31, 2007 was 5.16% compared to 1.98% for the same period of the prior year.

Subsidy income

Gross subsidy income received from the government for the six months ended December 31, 2007 amounted to $4.18 million, decreased by $2.01 million as compared to $6.19 million for the six months ended December 31, 2006. Proceeds from subsidies used to offset gross research and development expenses amounted to $0.98 million and $2.94 million for the six months ended December 31, 2007 and 2006, respectively. The net amount of subsidy income were $3.20 million and $3.25 million for the six months ended December 31, 2007 and 2006, respectively, which was presented on the statement of income.

Income taxes expenses

For the six months ended December 31, 2007, the Company’s income tax expense was $0.89 million, a decrease by $0.16 million as compared to $1.05 million for the same period of the prior year. By excluding the stock compensation expenses of $17.0 million, the effective tax rate for the six months ended December 31, 2007 would be 9.35%, as compared to 8.49% for the same period of the prior year.

Net income (loss) and Earnings (loss) per share

For the six months ended December 31, 2007, the Company’s net loss amounted to $(9.46) million or $(0.32) per common share, a decrease by $19.06 million or $0.75 per diluted share as compared to a net income of $9.59 million or $0.43 per diluted share for the same period of the prior year. Such decrease was primarily due to the stock compensation expenses of $17.0 million and the increase of $2.93 million in amortization of discount and interest on notes payable.

Revenue Backlog

An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts. Any deferral of revenue recognition is reflected in an increase in backlog as of the end of current period. The backlog as of December 31, 2007 amounted to $121.36 million, representing an increase of 22.10%, compared to $99.40 million as of December 31, 2006.

Of the total backlog, the unrecognized revenue associated with new contracts signed in the current period was $57.38 million and the carry forward amount of the outstanding contracts from the prior year was $63.98 million, while the total backlog at December 31, 2006 comprised of $38.30 million from new contracts signed in that period, and $61.10 million from contracts carried forward from prior year, respectively.

The following table sets forth the information regarding the contracts won during the periods and backlog at the dates as indicated:

	For Fiscal years Ended June 30,			For Six Months Ended December 31, 2007
	2005	2006	2007	2006	2007
Number of new contracts won during the period	702	927	1,161	571	606
Total amount of new contracts (million)	$90.06	$117.17	$138.77	$74.90	$95.19
Average value per contract	$128,286	$126,397	$119,526	$131,260	$157,071

	As of June 30,			As of December 31,	As of December 31,
Backlog Situation:	2005	2006	2007	2006	2007
Contracts newly entered and unfinished (million)	$46.95	$54.95	$67.60	$38.30	$57.38
Contracts started in the prior year and unfinished (million)	$23.98	$31.80	$34.32	$61.10	$63.98
Total amount of backlog (million)	$70.93	$86.75	$101.92	$99.40	$121.36

As indicated above, both the amount of new contracts won and the amount of backlog have been increasing steadily during the past few years.

Accounts Receivable

Based on the prevailing collection practice in China, it is a reasonable expectation for enterprises in the automation industry to take over one year to collect billed amounts. The Company considers billed accounts receivable over one year as past due in line with its operations cycle. The components of accounts receivable were as follows:

	June 30,		December 31,
	2006	2007	2007
			(unaudited)
Billed accounts receivable	$25,776,682	$47,038,531	$50,200,459
Unbilled account receivable	42,912,201	43,170,940	49,330,041

	$68,688,883	$90,209,471	$99,530,500

The Company provides a bad debt provision based on the age of billed accounts receivable and factors surrounding the credit risk of specific customers. Management believes that the long-term relationships with customers and continuously providing services to them will minimize the risk of bad debts. Based on historical experience, the bad debt allowances are determined using a percentage method as follows.

	Within 1 year	1-2 years	2-3 years	3-5 years	Above 5 years
Percentage	2%	5%	15%	50%	100%

The aging of billed accounts receivable and the corresponding bad debt provision as of December 31 and June 30, 2007, are as follows:

	Under 1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5+ Years
12/31/07
Ending Balance	39,137,831	5,500,276	2,748,655	1,447,704	713,562	652,431
Percentage	77.96%	10.96%	5.48%	2.88%	1.42%	1.30%
Reported Bad Debt Provision	787,772	275,858	412,297	723,852	360,483	652,431

06/30/07
Ending Balance	37,634,850	4,008,102	3,325,697	1,105,508	255,006	709,368
Percentage	80.07%	8.52%	7.07%	2.35%	0.54%	1.51%
Reported Bad Debt Provision	728,921	200,405	517,726	552,754	127,503	709,368

Although these figures may seem optimistic based on western credit and payment practices, they are consistent with the experience that the Company has had in the PRC, where many accounts outstanding for extended periods are eventually paid. The Company also establishes additional bad debt provisions for individual customers if there is a deterioration of the customer’s credit worthiness, and if actual defaults in a current period are higher than the historical experience.

The Company includes any account balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect a receivable have failed or are deemed futile, the receivable is written off against the allowance.

The following table presents allowance activities in accounts receivable.

	June 30,		December 31,
	2006	2007	2007
			(Unaudited)
Beginning balance	$1,461,645	$1,751,247	$2,836,677
Additions charged to expense	664,282	1,086,169	683,855
Assumed on business combination	-	-	62,268
Recovery	(179,059)	-	-
Write-off	(195,621)	(739)	(370,107)

Ending balance	$1,751,247	$2,836,677	$3,212,693

Inventories

	June 30		December 31,
	2006	2007	2007
Raw materials	$2,787,715	$4,051,066	$10,024,553
Work in progress	1,503,618	4,772,607	3,876,493
Finished goods	3,915,887	5,412,551	6,405,399
Low value consumables	16,429	17,032	49,158
Provision	(392,807)	(345,976)	(284,145)

	$7,830,842	$13,907,280	$20,071,458

Inventories are composed of raw materials and production consumables, work-in-process and finished products. Inventories are stated at the lower of cost or market value based on the weighted average method. The work-in-process represents the costs of projects which have been initiated in accordance with specific contracts and are not yet completed. The Company makes provisions for estimated excess and obsolete inventory based on its regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process and finished products by charging such write-downs to cost of sales. In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing a provision on the remaining inventory based on sales ability and obsolescence.

The increase in raw materials during the period was attributable to the purchases of materials for the production of the Company’s LK series large-scale programmable logic controllers, with which the demand is expected to be increased in the coming quarters.

Redemption and Exercise of Warrants

During the IPO process of Chardan North China Acquisition Corporation (“CNCAC”), CNCAC issued 11.5 million shares of warrants to the investors who subscribed CNCAC’s common stock. In accordance with the terms of these warrants, all warrants should be exercised or redeemed on or before December 17, 2007. The exercise price of these warrants was $5 per share and the redemption price was $0.01 per share. During the period from October 17 to December 17, 2007, a total of 11,442,614 shares of warrants were exercised while 57,386 shares of warrants were redeemed. Consequently, the Company collected cash proceeds of $57.21 million and pay $573.86 to the holders of 57,386 shares of warrants for redemption purpose. In addition, CNCAC also granted an option to the underwriter(s) and the underwriter(s) can exercise such option to purchase an extra 250,000 unit at $7.50 per unit and each unit will represent one share of common stock together with two shares of warrants. The exercise price of these warrants was $6.65 per share. Since the option granted to the underwriter(s) has not been exercised yet, the underlying 500,000 warrants do not exist as of December 31, 2007.

Long Term Bonds Payable

The Company’s operating subsidiary Beijing HollySys issued corporate bonds of RMB80 million on December 25, 2007 (equivalent of approximately $10.98 million) for the purpose of improving production capacity for both its integrated industrial automation systems and programmable logic controllers, to enhance R&D efforts in digitalized railway signal and control systems, and further develop its Nuclear Power Plant digital instrumentation and control systems.

The bonds have a three-year term and will mature on December 28, 2010. The face value of the bonds is RMB100, and the bonds were issued at the face value. The fix coupon rate on the bonds is 6.68% per annum and Beijing HollySys will pay the simple interest to the bond holders semi-annually. The principal of the bonds will be repaid as follows: 30% of the principal will be repaid within twenty business days from October 25, 2010, another 30% of the principal will be repaid within twenty business days from November 25, 2010, and the remaining 40% of the principal will be repaid within twenty business days from December 25, 2010. The accrued interest payable will be calculated up to the date on which the principal repayments will be made and interest accrued will be paid together with the principal repayment.

The bonds issued are rated as AAA and the issuer (Beijing HollySys) is rate as A+ by China Lianhe Credit Rating Co., Ltd. The full amount of principal and interest payable to investors is unconditionally and irrevocably guaranteed by Beijing Zhongguancun Sci-tech Guaranty Co., Ltd. and is also co-guaranteed by China Development Bank.

Since the proceeds from bonds issuance was received in January 2008, the net proceeds of $10.80 million was booked as Proceeds Receivable from Bonds Issuance as of December 31, 2007.

Acquisition of Fulbond System and renamed to HollySys Asia Pacific

On November 19, 2007, the Company entered into a stock purchase agreement with Fulbond Systems Pte Ltd, which is a Singapore based company and partially owned by Mr. Yau Kiam Fee, who is a member of Board of Directors of the Company, to acquire 100% interest of Fulbond Systems for a price of S$1,066,234 (equivalent of US$744,596 as of December 11, 2007). Pursuant to the stock purchase agreement, the closing day of this acquisition should be November 30, 2007 and after the ownership transfer, Fulbond System should be renamed to HollySys (Asia Pacific) Pte Ltd. The purchase price of US$744,596 was paid in cash on December 11, 2007. The operating result of HollySys Asia Pacific was included in the Company’s consolidated financial statements with effective from December 1, 2007.

The Company hired a third party local valuation services provider to provide a valuation report about the fair value of the assets acquired and liabilities assumed. Based on that valuation report, the purchase price was allocated as follows:

November 30, 2007

Purchase price	744,596

Fixed assets at cost	30,128
Accumulated depreciation	(12,036)
Inventories	66,502
Trade receivables	146,894
Bad debt allowance	(62,268)
Other receivables	58,087
Cash and cash equivalents	447,723
Total assets acquired	675,030

Trade payables	(21,052)
Other payables	(8,821)
Total liabilities assumed	(29,873)

Goodwill	99,439

Tax effect on Re-domestication

The Company has assessed the potential tax liability that may arise from the re-domestication merger with Chardan North China Acquisition Corporation. The merger was structured to qualify as an outbound reorganization under Internal Revenue Code ("IRC") Section 368(a)(1)(F). If a US domestic corporation transfers all of its assets to a foreign corporation in such reorganization, IRC Section 367 requires the recognition of gain. CNCAC is generally required to recognize gain, but not loss, as a result of the re-domestication merger, equals to the difference between the adjusted tax basis in CNCAC’s assets and such asset’s fair market value at the effective time of the re-domestication merger. With reference to an independent valuer’s report, together with substantial evaluations and assumptions made by the management based on material facts, the Company estimates that the potential US capital gain tax liability to be $1.9 million as of date of merger. A provision for such tax liability is recorded and charged to equity as part of the recapitalization. The actual tax amount will be subject to IRS’ assessment and examination which may result in a higher tax amount being charged, but the management believes that sufficient provision has been made for such tax liability and further tax amount being charged is remote.

CONSOLIDATED BALANCE SHEET
(In US Dollars)
	June 30,	December 31,
	2007	2007
		(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$11,668,761	$73,683,213
Contract performance deposit in banks	3,524,317	3,431,862
Proceeds receivable from corporate bonds issuance	-	10,802,511
Term deposit	853,915	1,370,877
Accounts receivable, net of allowance for doubtful accounts $2,836,677 and $3,212,693	87,372,794	96,317,807
Other receivables, net of allowance for doubtful accounts $111,329 and $178,712	2,856,404	2,688991
Advances to suppliers	8,146,854	5,666,094
Inventories, net of provision $345,976 and $284,145	13,907,280	20,071,458
Prepaid guarantee fee	74,404	223,855
Amounts due from related parties	-	3,402
Total current assets	128,404,729	214,260,070

Property, plant and equipment, net	17,332,953	24,113,878
Long term investments	9,192,888	9,615,708
Goodwill	-	99,439
Long-term deferred expenses	-	170,816
Total assets	$154,930,570	$248,259,911

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	$16,421,440	$13,708,771
Current portion of long-term loans	1,970,573	1,370,877
Notes payables, net of discount of $4,819,326 and $0	27,566,936	-
Accounts payable	22,309,829	24,788,716
Deferred revenue	11,620,046	14,070,495
Accrued payroll and related expense	6,959,187	10,187,980
Income tax payable	804,156	957,539
Warranty liabilities	2,126,569	2,509,806
Other tax payables	6,492,801	6,915,185
Accrued liabilities	3,905,481	4,503,300
Amounts due to related parties	768,781	1,136,372
Deferred tax liabilities	473,201	493,791
Tax effect on re-domestication	-	1,903,509
Total current liabilities	101,419,000	82,546,341

Long-term liabilities:
Long-term bank loans	3,284,288	6,854,386
Long-term bonds payable	-	10,981,066
Total liabilities	104,703,288	100,381,793

Minority interest	13,200,169	14,952,707

Stockholders’ equity:
Preferred stock, par value $0.001 per share, 1,300,000 shares issued and outstanding	1,300	-
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 22,200,000 and 43,942,614 shares issued and outstanding	22,200	43,943
Additional paid-in capital	19,234,295	91,379,115
Appropriated earnings	8,768,174	8,768,174
Note receivable from the sole stockholder	(30,000,000)	-
Retained earnings	35,127,764	25,663,855
Cumulative translation adjustments	3,873,380	7,070,324
Total stockholder’s equity	37,027,113	132,925,411
Total liabilities and stockholders' equity	$154,930,570	$248,259,911

CONSOLIDATED STATEMENT OF INCOME
(In US Dollars)
	Three Months Ended December 31,		Six Months Ended December 31,
	2,006	2,007	2,006	2,007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Integrated contract revenue	$22,692,993	$38,837,535	$46,312,830	$66,807,239
Products sales	1,404,515	4,133,003	2,194,423	5,538,542

Total revenues	24,097,508	42,970,538	48,507,253	72,345,781

Cost of integrated contracts	15,107,488	29,054,058	29,418,091	48,060,362
Cost of products sold	1,035,299	2,785,995	1,271,936	3,254,052

Gross profit	7,954,721	11,130,485	17,817,226	21,031,367

Operating expenses:
Selling	2,029,465	3,123,413	4,072,824	5,381,545
General and administrative	2,597,336	7,918,507	3,720,972	22,056,957
Research and development	(156,828)	513,650	-	700,957
Impairment loss	-	-	-	-
Loss on disposal of assets	29,945	27,025	30,999	39,376

Total operating expenses	4,499,918	11,582,595	7,824,795	28,178,835

Income (loss) from operations	3,454,803	(452,110)	9,992,431	(7,147,468)

Other income (expense), net	125,424	(226,150)	94,889	(119,303)
Interest expense, net	(658,084)	(338,385)	(959,222)	(3,731,966)
Investment income	87,528	230,714	8,292	363,275
Subsidy income	2,905,402	2,309,032	3,250,314	3,198,763

Income (loss) before income taxes	5,915,073	1,523,101	12,386,704	(7,436,699)

Income taxes expenses	666,995	252,785	1,051,120	894,476

Income (loss) before minority interest	5,248,078	1,270,316	11,335,584	(8,331,175)

Minority interest	893,964	312,634	1,742,104	1,132,734

Net income (loss)	$4,354,114	$957,682	$9,593,480	$(9,463,909)

Weighted average number of common shares	22,200,000	33,932,970	22,200,000	29,134,961

Weighted average number of diluted common shares	22,355,435	33,932,970	22,277,717	29,134,961

Basic earnings (loss) per share	$0.20	$0.03	$0.43	$(0.32)

Diluted earnings (loss) per share	$0.19	$0.03	$0.43	$(0.32)

Other comprehensive income:
Net income (loss)	$4,354,114	$957,682	$9,593,480	$(9,463,909)
Translation adjustments	669,791	2,163,180	1,208,955	3,196,944

Comprehensive income (loss)	$5,023,905	$3,120,862	$10,802,435	$(6,266,965)